LendingTree, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277
(704) 541-5351

VIA EDGAR

May 25, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re: Request to Withdraw Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (SEC File Number 333-207718)

Ladies and Gentlemen:

On March 2, 2016, LendingTree, Inc. (the “Registrant”) filed a Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (File Number 333-207718) (the “Post-Effective Amendment”) with the Securities and Exchange Commission. The Post-Effective Amendment was filed in order to attempt to convert the registration statement to the proper EDGAR submission type for a non-automatic shelf registration statement due to the Registrant’s ceasing to remain a well-known seasoned issuer at the time of the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2015. The Post-Effective Amendment has not yet been declared effective by the Securities and Exchange Commission and the Registrant has regained well-known seasoned issuer status. Therefore, the Registrant desires to withdraw the Post-Effective Amendment.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Post-Effective Amendment. The Registrant will concurrently file a new post-effective amendment using the EDGAR code POSASR. No securities have been sold under the Post-Effective Amendment, however, securities have been sold under the initial registration statement which the Post-Effective Amendment related to.

Thank you for your assistance. Should you have any questions with respect to the foregoing, please feel free to call the undersigned at (704) 541-5351 or John D. Tishler of Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Yours truly,

LendingTree, Inc.
/s/ Gabriel Dalporto
Gabriel Dalporto
Chief Financial Officer

cc: John D. Tishler